SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  QUANTECH LTD.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    74762K306
                                 (CUSIP Number)

                           Thomas P. Livingston, Esq.
                                 PE Corporation
                                 761 Main Avenue
                                Norwalk, CT 06859
                                 (203) 762-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 4, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                                Page 1 of 4 Pages

CUSIP No.  74762K306                 13D                       Page 2 of 4 Pages


1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       The Perkin-Elmer Corporation
       06-0490270

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [  ]
                                                                       (b) [  ]

3      SEC USE ONLY

4      SOURCE OF FUNDS*
       WC, OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                      [  ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       New York

NUMBER OF                  7        SOLE VOTING POWER
SHARES                              0
BENEFICIALLY               8        SHARED VOTING POWER
OWNED BY                            0
EACH                       9        SOLE DISPOSITIVE POWER
REPORTING                           0
PERSON WITH                10       SHARED DISPOSITIVE POWER
                                    0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0

12     CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0

14     TYPE OF REPORTING PERSON
       CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 2 of 4 Pages

         This Amendment No. 1 to Schedule D relating to shares of Common Stock, par value $.01 per share (the "Issuer Common Stock"), of Quantech Ltd., a Minnesota corporation (the "Issuer"), is being filed to report the fact that the Reporting Person has ceased to beneficially own any shares of Issuer Common Stock. Reference is made to the Initial Statement on Schedule 13D dated December 16, 1997 and filed by the Reporting Person with the Securities and Exchange Commission on December 23, 1997 (the "Initial Statement") for information regarding certain defined terms used but not otherwise defined herein. Items not included in this Amendment No. 1 are either not amended or are not applicable.

Item 2.  Identity and Background.

         In connection with the recapitalization of Perkin-Elmer on May 6, 1999, Perkin-Elmer became a wholly-owned subsidiary of PE Corporation, a Delaware corporation ("PE"). The principal offices of PE are located at 761 Main Avenue, Norwalk, Connecticut, 06859. PE conducts its business activities through its PE Biosystems Group and its Celera Genomics Group.

         The PE Biosystems Group is principally engaged in: (a) research, development, manufacture, sale, and support of automated systems that incorporate instruments, reagents, and software to facilitate research and product development for the life sciences industry; and (b) related consulting and contract research and development services. The Celera Genomics Group is principally engaged in: (a) generation, sale, and support of genomic information and related information management analysis software; (b) discovery, validation, and licensing of proprietary gene products, genetic markers and information concerning genetic variability; and (c) related consulting and contract research and development services.

Item 5.  Interest in Securities of Issuer.

         (a), (b) As a result of the transaction described in Item 5(c), Perkin-Elmer does not beneficially own any shares of Issuer Common Stock.

         (c) Effective November 4, 1999, Perkin-Elmer and the Issuer entered into an amendment to the License Agreement pursuant to which Issuer transferred to Perkin-Elmer certain instruments, accessories, consumables, and technical support in exchange for rights to certain intellectual property and the termination of the Warrant and all rights thereunder. Except as set forth in the immediately preceding sentence, there have not been any transactions in the Issuer Common Stock effected by or for the account of Perkin-Elmer or, to the knowledge of Perkin-Elmer, any of its directors or executive officers, during the past 60 days.

         (d) Not applicable.



                               Page 3 of 4 Pages

         (e) Effective November 4, 1999, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer Common Stock.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

         See Item 5(c) above.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              THE PERKIN-ELMER CORPORATION



                              By:    /s/ Thomas P. Livingston
                                  --------------------------------------
                                  Thomas P. Livingston
                                  Assistant Secretary


Dated:  November 12, 1999



                               Page 4 of 4 Pages